# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD REAL ESTATE INCOME TRUST INC., CIK 0001713407
CUSIP: 000000000
Title of class of securities: Class I, Class S, Class D and Class T common stock, par value $0.01 per share; Class C and Class E common stock, no par value per share
Address of issuer's principal executive offices: Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York (NY), 10281
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,605,670; sole dispositive power 0; shared dispositive power 35,605,670; aggregate amount beneficially owned 35,605,670 (37.44% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).
- BROOKFIELD WEALTH SOLUTIONS LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,966,984; sole dispositive power 0; shared dispositive power 30,966,984; aggregate amount beneficially owned 30,966,984 (32.56% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).
- BUSI II-C L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,966,984; sole dispositive power 0; shared dispositive power 30,966,984; aggregate amount beneficially owned 30,966,984 (32.56% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).
- BUSI II GP-C LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,966,984; sole dispositive power 0; shared dispositive power 30,966,984; aggregate amount beneficially owned 30,966,984 (32.56% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).
- BIM CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 75,834; sole dispositive power 0; shared dispositive power 75,834; aggregate amount beneficially owned 75,834 (0.08% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).
- BROOKFIELD REIT ADVISER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 221,318; sole dispositive power 0; shared dispositive power 221,318; aggregate amount beneficially owned 221,318 (0.23% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).
- BPG NTR HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,341,534; sole dispositive power 0; shared dispositive power 4,341,534; aggregate amount beneficially owned 4,341,534 (4.56% of the class)
  Comment: Ownership percentage based upon 95,107,476 outstanding shares of the Issuer's common stock as of July 6, 2026, based on information provided by the Issuer (not including $2,108,800 of shares of the Issuer's common stock that will be issued on or about July 20, 2026 pursuant to the Issuer's distribution reinvestment plan).

## Item 1. Security and Issuer
Title of class of securities: Class I, Class S, Class D and Class T common stock, par value $0.01 per share; Class C and Class E common stock, no par value per share
Name of issuer: BROOKFIELD REAL ESTATE INCOME TRUST INC.
Address of issuer's principal executive offices: Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York (NY), 10281
Comment:
EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D initially filed on December 2, 2025 (the "Original Schedule 13D") by Brookfield Corporation, BUSI II GP-C LLC, BUSI II-C L.P. BIM Capital LLC Brookfield REIT Adviser LLC and other Brookfield entities, as amended by that Amendment No. 1 to the Original Schedule 13D filed on December 23, 2025 and Amendment No. 2 to the Original Schedule 13D filed on April 22, 2026 ("Amendment No. 2") (collectively, the "Schedule 13D"). The purpose of filing this Amendment No. 3 is to add BPG NTR Holdings LLC as a reporting person following its purchase of shares in the Issuer's public offering. This serves as an original filing for BPG NTR Holdings LLC and an amendment for all other reporting persons. Unless otherwise amended or supplemented by this Amendment No. 3, the information in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

This Schedule 13D and Amendment No. 3 relate to Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share (the "Shares") of Brookfield Real Estate Income Trust Inc., a Maryland corporation (the "Issuer"), having its principal executive offices at 225 Liberty Street, 8th Floor, New York, New York 10281.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Brookfield Corporation ("BCORP"), an Ontario corporation;
(ii) Brookfield Wealth Solutions Ltd. ("BNT"), a Bermuda company;
(iii) BUSI II-C L.P. ("BUSI II-C"), a Delaware limited partnership;
(iv) BUSI II GP-C LLC ("BUSI II-C GP"), a Delaware limited liability company;
(v) BIM Capital LLC ("BIM"), a Delaware limited liability company;
(vi) Brookfield REIT Adviser LLC (the "Adviser"), a Delaware limited liability company; and
(vii) BPG NTR Holdings LLC ("BPG"), a Delaware limited liability company.

Schedule I attached to Amendment No. 2, with respect to BCORP, and Schedule II attached to Amendment No. 2, with respect to BNT, set forth a list of all the directors and executive officers or persons holding equivalent positions (the "Scheduled Persons") of each such Reporting Persons and their respective principal occupation, address and citizenship.

BUSI II-C GP is the general partner of BUSI II-C. BCORP indirectly owns and controls BNT, BUSI II-C, BUSI II-C GP, BIM, the Adviser, and BPG and is the ultimate beneficial owner of the shares directly held by BUSI II-C, BIM, the Adviser and BPG. BCORP and BNT have entered into a voting agreement as more fully discussed in Item 6 of Amendment No. 2.
Residence or business address:
The principal business address of BCORP is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

The principal business address of BNT is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.

The principal business address of each of BUSI II-C, BUSI II-C GP, BIM, the Adviser, and BPG is 225 Liberty Street, 8th Floor, New York, New York 10281.
Present principal occupation or employment: The principal business of BCORP is to deploy capital, allocated across three businesses of asset management, wealth solutions and operating businesses, on a value basis and compounding capital over the long term, and serving as a holder of common shares of Brookfield Holdings Canada Inc., an ownership interest in Brookfield Asset Management Ltd. ("BAM") and special tracking preferred shares and Class B senior preferred shares of Brookfield US Holdings Inc. The principal business of BNT is an insurance holding company. The principal business of BUSI II-C GP is performing the functions of, and serving as, the general partner of BUSI II-C. The principal business of BUSI II-C is performing the functions of, and serving as, an equity holder of the Issuer. The principal business of BIM is to serve as an intermediary vehicle to hold cash and securities for various funds that comprise the Public Securities Group of BAM. The principal business of the Adviser is performing the functions of, and serving as, the external adviser of the Issuer. The principal business of BPG is performing the functions of, and serving as, an equity holder of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: Schedules I and II hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

BUSI II-C acquired the 30,966,984 Shares it directly holds as follows: (i) 26,862,938 Class I Shares issued upon the redemption of Class I-1 units ("OP Units") of Brookfield REIT Operating Partnership L.P. (the "Operating Partnership"), (ii) 2,353,305 Class E Shares issued upon the redemption of Class E OP Units, and (iii) 1,120,837 Class I Shares and 629,904 Class E Shares received upon the reinvestment of distributions pursuant to the Issuer's distribution reinvestment plan (the "DRIP") (not including $1,443,490 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP).

BIM acquired the 75,834 Shares it directly holds as follows: (i) paying $716,701 in cash, funded from cash on hand, for 54,430 Class E Shares, and (ii) 21,404 Class E Shares received upon the reinvestment of distributions pursuant to the DRIP (not including $4,398 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP).

The Adviser acquired the 221,318 Shares it directly holds as follows: (i) 178,825 Class I Shares received as payment of management fees under the terms of the Advisory Agreement, and (ii) 42,493 Class I Shares received upon the reinvestment of distributions pursuant to the DRIP (not including $10,048 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP).

BPG acquired the 4,341,534 Class I Shares it directly holds by paying $45,000,000 in cash for 4,341,534 Class I Shares purchased in the Issuer's public offering.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following new paragraph:

On July 1, 2026, BPG purchased 4,341,534 Class I Shares in the Issuer's public offering.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of Shares beneficially owned assumes that there were 95,107,476 Shares outstanding as of July 6, 2026 (not including $2,108,800 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP).

As of July 6, 2026, (i) BUSI II-C directly holds 30,966,984 Shares (not including $1,443,490 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP), 27,983,775 of which are designated as Class I Shares and 2,983,209 of which are designated as Class E Shares; (ii) BIM directly holds 75,834 Shares (not including $4,398 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP), all of which are designated as Class E Shares; (iii) the Adviser directly holds 221,318 Shares (not including $10,048 of Shares that will be issued on or about July 20, 2026 pursuant to the DRIP), all of which are designated as Class I Shares; and (iv) BPG directly holds 4,341,534 Shares, all of which are designated as Class I Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BIM, the Adviser and BPG to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons have engaged in any transaction during the past 60 days from July 6, 2026 in any Shares. On April 29, 2026, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on April 29, 2026 and were paid on or about May 20, 2026. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions were reinvested in additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP. On May 28, 2026, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on May 28, 2026 and were paid on or about June 19, 2026. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions were reinvested in additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP. On June 29, 2026, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on June 29, 2026 and will be paid on or about July 20, 2026. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions were reinvested in additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP. Pursuant to the terms of the Advisory Agreement, the Adviser has elected to receive its management fee to date in Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement, on April 20, 2026, May 20, 2026 and June 18, 2026, the Issuer issued 105,505 Class I Shares, 105,468 Class I Shares and 107,584 Class I Shares, respectively, to the Adviser. On June 30, 2026, the Adviser redeemed 324,921 Class I Shares.
Other persons with the right to receive dividends or sale proceeds:
The information in Item 4 of this Schedule 13D is incorporated herein by reference.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The corresponding paragraphs in Item 6 of the Schedule 13D are hereby amended and supplemented as follows:

The Issuer has adopted the DRIP, whereby certain holders of Shares (including each of BUSI II-C, BIM, the Adviser and BPG) will have their cash distributions automatically reinvested in additional Shares of common stock unless they elect to receive their distributions in cash. The per share purchase price for Shares purchased pursuant to the DRIP will be equal to the transaction price per Share in the Issuer's public offering at the time the distribution is payable, which will generally be equal to the Issuer's prior month's NAV per Share. Holders of Shares will not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the DRIP.

This description of the DRIP is not intended to be complete and is qualified in its entirety by reference to the DRIP, which is filed as an exhibit hereto and incorporated by reference herein.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

1. Joint Filing Agreement, dated July 9, 2026, among the Reporting Persons*
2. Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-11 filed on June 17, 2025 and incorporated herein by reference)

*Filed herewith.

## Signatures
- BROOKFIELD CORPORATION: By: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal & Regulatory (07/09/2026)
- BROOKFIELD WEALTH SOLUTIONS LTD.: Seamus MacLoughlin, Seamus MacLoughlin, Secretary (07/09/2026)
- BUSI II-C L.P.: by its general partner, BUSI II GP-C LLC, By: /s/ Michelle Campbell, Michelle Campbell, Secretary (07/09/2026)
- BUSI II GP-C LLC: By: /s/ Michelle Campbell, Michelle Campbell, Secretary (07/09/2026)
- BIM CAPITAL LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (07/09/2026)
- BROOKFIELD REIT ADVISER LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (07/09/2026)
- BPG NTR HOLDINGS LLC: By: /s/ Melissa Lang, Melissa Lang, Managing Director (07/09/2026)